UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RUBY CREEK RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78116P 10 1
(CUSIP Number)

David Bukzin
Booha Family Partners
6 Rustic Lane
Westport, CT 06880
(212) 485-5600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. 1)

CUSIP NO. 78116P 10 1

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON **Booha Family Partners**		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X		
3	SEC USE ONLY		
4	SOURCE OF FUNDS **WC**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION **Connecticut**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		**7**	SOLE VOTING POWER **0***
		8	SHARED VOTING POWER **3,324,877***
		9	SOLE DISPOSITIVE POWER **0***
		10	SHARED DISPOSITIVE POWER **3,324,877***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **3,324,877***		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **18.96%****		
14	TYPE OF REPORTING PERSON **PN**		

* See response to Item 5(a) and Item 5(b).
** Based on 15,546,485 shares of the Company's Common Stock outstanding as of July 14, 2010.

SCHEDULE 13D
(Amendment No.)

CUSIP NO. 68158N106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON **David Bukzin**		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) **X**		
3	SEC USE ONLY		
4	SOURCE OF FUNDS **AF, PF**		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e) **X**		
6	CITIZENSHIP OR PLACE OF ORGANIZATION **USA**		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER **2,500,000***
		8	SHARED VOTING POWER **3,324,877***
		9	SOLE DISPOSITIVE POWER **2,500,000***
		10	SHARED DISPOSITIVE POWER **3,324,877***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **5,824,877***		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) **30.92%****		
14	TYPE OF REPORTING PERSON **IN**		

* See response to Item 5(a) and Item 5(b).

** Based on 15,546,485 shares of the Company's Common Stock outstanding as of July 14, 2010.

SCHEDULE 13D
(Amendment No. )

Item 1. Security and Issuer.

     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on April 6, 2010 (the Schedule 13D ) relating to the common stock, par value $0.001 per share (the Common Stock ), of Ruby Creek Resources, Inc., a Delaware corporation (the Company or the Issuer ) and is filed with the Securities and Exchange Commission on behalf of David Bukzin and Booha Family Partners. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On July 15, 2010, Mr. Bukzin purchased 400,000 shares of common stock and warrants to purchase 200,000 shares of common stock (the July 2010 Warrants ) for an aggregate $100,000. The funds were obtained from the private funds of Mr. Bukzin.

Item 4. Purpose of Transaction.

The Reporting Person acquired the securities referenced in Item 3 above solely for the purpose of investment.

The July 2010 Warrants were issued in a private placement are exercisable for an aggregate 200,000 shares of Common Stock, at an exercise price of $0.50 per share (subject to adjustment), on or prior to 6:30 p.m. (New York city time) on July 15, 2012. These warrants are fully vested.

The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company s business and prospects, (iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to convert and/or exercise all or a portion of the derivative securities set forth herein and/or increase or decrease the size of their investment in the Company and/or make a proposal with respect to a recapitalization of the Company or similar transaction.

Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5. Interest in Securities of the Issuer

(a)(1) As of the date hereof, Booha beneficially owns 3,324,877 shares of common stock, or 18.96% of the issued and outstanding common stock, which beneficial ownership includes 1,590,000 shares issuable under warrants but does not include (i) an aggregate 1,000,000 shares of Common Stock issuable at Booha s option upon the maturity or default of the November Note, (ii) 1,000,000 shares issuable upon exercise of the November Warrant, which exercise requires 61 days prior written notice to the Company and (iii) 300,000 shares issuable upon exercise of the December Warrant, which exercise requires 61 days prior written notice to the Company. The percentage ownership is based on 15,546,485 shares of Common Stock outstanding on July 14, 2010 (and excluding outstanding options and warrants other than those disclosed herein).

(a)(2) In Mr. Bukzin s capacity as managing general partner of Booha, Mr. Bukzin may be deemed to beneficially own the 3,324,877 shares of Common Stock beneficially owned by Booha. In addition, Mr. Bukzin is the beneficial owner of 2,500,000 shares of Common Stock, which beneficial ownership includes 1,300,000 shares issuable under vested warrants but does not included those shares omitted from the calculation of Booha s beneficial ownership as stated a Item 5(a)(1) above. Such aggregated beneficial ownership equal 30.92% of the Company s issued and outstanding common stock. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Bukzin is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

Assuming the exercise of all warrants in full held by the Reporting Persons:

(b)(1) Booha has shared power to vote or to direct the vote and dispose or to direct the disposition of 3,324,877 shares of Common Stock.

(b)(2) Mr. Bukzin, as managing partner of Booha, shares the power to vote or to direct the vote and dispose or to direct the disposition of 3,324,877 shares of Common Stock owned by Booha and has sole power to vote or to direct the vote and dispose or to direct the disposition of 2,500,000 shares of Common Stock owned by him.

(c) Except as filed in Schedule 13D or Schedule 13G with the Securities and Exchange Commission, none to the knowledge of the Reporting Persons.

(d)	None, to the knowledge of the Reporting Persons.
(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement dated July 15, 2010 by and among Booha Family Partnership and David Bukzin.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2010

BOOHA FAMILY PARTNERSHIP

By: /S/ DAVID BUKZIN
David Bukzin, Managing General Partner

/S/ DAVID BUKZIN
David Bukzin